UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-Q

[X]   QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the Quarterly Period Ended March 31, 2006

OR

[ ]   TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the Transition Period from _____ to _____

Commission file number 0-21656

UNITED COMMUNITY BANKS, INC.
(Exact name of registrant as specified in its charter)

Georgia	**58-1807304**
(State of Incorporation)	**(I.R.S. Employer Identification No.)**

63 Highway 515	
Blairsville, Georgia	**30512**
Address of Principal	**(Zip Code)**
Executive Offices	

(706) 781-2265
(Telephone Number)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

YES [X] NO [ ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (check one):

Large accelerated filer [X]   Accelerated filer [ ]   Non-accelerated filer [ ]

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).

YES [ ] NO [X]

Common stock, par value $1 per share: 40,119,288 shares
outstanding as of March 31, 2006

INDEX

PART I - Financial Information

Item 1.   Financial Statements.

    Consolidated Statement of Income (unaudited) for the Three Months Ended March 31, 2006 and 2005 — 2

    Consolidated Balance Sheet at March 31, 2006 (unaudited), December 31, 2005 (audited) and March 31, 2006 (unaudited) — 3

    Consolidated Statement of Changes in Shareholders' Equity (unaudited) for the Three Months Ended March 31, 2006 and 2005 — 4

    Consolidated Statement of Cash Flows (unaudited) for the Three Months Ended March 31, 2006 and 2005 — 5

    Notes to Consolidated Financial Statements — 6

Item 2.   Management's Discussion and Analysis of Financial Condition and Results of Operations. — 9

Item 3.   Quantitative and Qualitative Disclosures About Market Risk. — 23

Item 4.   Controls and Procedures. — 23

PART II - Other Information

Item 1.   Legal Proceedings. — 24
Item 1A. Risk Factors. — 24
Item 2.   Unregistered Sales of Equity Securities and Use of Proceeds. — 24
Item 3.   Defaults Upon Senior Securities. — 24
Item 4.   Submission of Matters to a Vote of Security Holders. — 24
Item 5.   Other Information. — 24
Item 6.   Exhibits. — 24

Part I – Financial Information
Item 1 – Financial Statements

UNITED COMMUNITY BANKS, INC.
Consolidated Statement of Income *(unaudited)*

(in thousands, except per share data)	Three Months Ended March 31, 2006	2005
Interest revenue:		
Loans, including fees	$ 90,365	$ 63,467
Investment securities:		
Taxable	11,318	9,014
Tax exempt	514	525
Federal funds sold and deposits in banks	158	259
Total interest revenue	102,355	73,265
Interest expense:		
Deposits:		
Demand	7,187	3,527
Savings	228	168
Time	25,386	13,008
Total deposit interest expense	32,801	16,703
Federal funds purchased, repurchase agreements, & other short-term borrowings	1,476	885
Federal Home Loan Bank advances	6,629	5,657
Long-term debt	2,159	2,122
Total interest expense	43,065	25,367
Net interest revenue	59,290	47,898
Provision for loan losses	3,500	2,400
Net interest revenue after provision for loan losses	55,790	45,498
Fee revenue:		
Service charges and fees	6,353	5,614
Mortgage loan and other related fees	1,513	1,483
Consulting fees	1,584	1,482
Brokerage fees	850	442
Securities losses, net	(3)	-
Other	1,461	1,179
Total fee revenue	11,758	10,200
Total revenue	67,548	55,698
Operating expenses:		
Salaries and employee benefits	27,643	22,235
Communications and equipment	3,376	2,982
Occupancy	2,932	2,668
Advertising and public relations	1,888	1,363
Postage, printing and supplies	1,516	1,351
Professional fees	1,161	1,038
Amortization of intangibles	503	503
Other	3,203	2,639
Total operating expenses	42,222	34,779
Income before income taxes	25,326	20,919
Income taxes	9,287	7,478
Net income	$ 16,039	$ 13,441
Net income available to common stockholders	$ 16,034	$ 13,434
Earnings per common share:		
Basic	$ .40	$ .35
Diluted	.39	.34
Weighted average common shares outstanding:		
Basic	40,088	38,198
Diluted	41,190	39,388

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

UNITED COMMUNITY BANKS, INC.
Consolidated Balance Sheet

(in thousands, except share and per share data)	March 31, 2006	December 31, 2005	March 31, 2005
	(unaudited)	*(audited)*	*(unaudited)*
ASSETS			
Cash and due from banks	$ 150,378	$ 121,963	$ 98,502
Interest-bearing deposits in banks	12,259	20,607	21,677
Cash and cash equivalents	162,637	142,570	120,179
Securities available for sale	983,846	990,687	928,328
Mortgage loans held for sale	18,455	22,335	34,628
Loans, net of unearned income	4,584,155	4,398,286	3,877,575
Less allowance for loan losses	55,850	53,595	48,453
Loans, net	4,528,305	4,344,691	3,829,122
Premises and equipment, net	120,021	112,887	105,188
Accrued interest receivable	41,895	37,197	30,519
Goodwill and other intangible assets	118,149	118,651	120,119
Other assets	97,288	96,738	97,688
Total assets	$ 6,070,596	$ 5,865,756	$ 5,265,771
LIABILITIES AND SHAREHOLDERS' EQUITY			
Liabilities:			
Deposits:			
Demand	$ 653,624	$ 602,525	$ 541,690
Interest-bearing demand	1,277,434	1,264,947	1,120,284
Savings	176,205	175,453	177,051
Time:			
Less than $100,000	1,308,698	1,218,277	1,007,313
Greater than $100,000	1,029,464	895,466	618,028
Brokered	303,013	320,932	316,155
Total deposits	4,748,438	4,477,600	3,780,521
Federal funds purchased, repurchase agreements, and other short-term borrowings	167,369	122,881	154,633
Federal Home Loan Bank advances	510,602	635,616	785,382
Long-term debt	111,869	111,869	111,869
Accrued expenses and other liabilities	46,904	45,104	34,480
Total liabilities	5,585,182	5,393,070	4,866,885
Shareholders' equity:			
Preferred stock, $1 par value; $10 stated value; 10,000,000 shares authorized;			
32,200, 32,200 and 44,800 shares issued and outstanding	322	322	448
Common stock, $1 par value; 100,000,000 shares authorized;			
40,119,288, 40,019,853 and 38,407,874 shares issued	40,119	40,020	38,408
Common stock issuable; 16,549 and 9,948 shares as of March 31, 2006 and			
December 31, 2005, respectively	451	271	-
Capital surplus	195,382	193,355	154,535
Retained earnings	263,384	250,563	215,466
Treasury stock; 158,467 shares as of March 31, 2005, at cost	-	-	(3,074)
Accumulated other comprehensive loss	(14,244)	(11,845)	(6,897)
Total shareholders' equity	485,414	472,686	398,886
Total liabilities and shareholders' equity	$ 6,070,596	$ 5,865,756	$ 5,265,771

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

UNITED COMMUNITY BANKS, INC.
Consolidated Statement of Changes in Shareholders' Equity *(unaudited)*
For the Three Months Ended March 31,

(in thousands, except share and per share data)	Preferred Stock	Common Stock	Common Stock Issuable	Capital Surplus	Retained Earnings	Treasury Stock	Accumulated Other Comprehensive Income (Loss)	Total
Balance, December 31, 2004	$ 448	$ 38,408	$ -	$155,076	$204,709	$ (4,413)	$ 2,860	$397,088
Comprehensive income:								
Net income					13,441			13,441
Other comprehensive loss:								
Unrealized holding losses on available for sale securities, net of deferred tax benefit and reclassification adjustment							(7,003)	(7,003)
Unrealized losses on derivative financial instruments qualifying as cash flow hedges, net of deferred tax benefit							(2,754)	(2,754)
Comprehensive income					13,441		(9,757)	3,684
Cash dividends declared on common stock ($.07 per share)					(2,677)			(2,677)
Exercise of stock options (78,867 shares)				(522)		1,290		768
Amortization of restricted stock awards				31				31
Vesting of restricted stock awards (3,012 shares)				(50)		49		(1)
Dividends declared on preferred stock ($.15 per share)					(7)			(7)
Balance, March 31, 2005	$ 448	$ 38,408	$ -	$154,535	$215,466	$ (3,074)	$ (6,897)	$398,886
Balance, December 31, 2005	$ 322	$ 40,020	$ 271	$193,355	$250,563	$ -	$ (11,845)	$472,686
Comprehensive income:								
Net income					16,039			16,039
Other comprehensive loss:								
Unrealized holding losses on available for sale securities, net of deferred tax benefit and reclassification adjustment							(2,257)	(2,257)
Unrealized losses on derivative financial instruments qualifying as cash flow hedges, net of deferred tax benefit							(142)	(142)
Comprehensive income					16,039		(2,399)	13,640
Cash dividends declared on common stock ($.08 per share)					(3,213)			(3,213)
Exercise of stock options (32,780 shares)		33		228				261
Common stock issued to Dividend Reinvestment Plan and employee benefit plans (45,298 shares)		45		1,187				1,232
Amortization of stock option and restricted stock awards				633				633
Vesting of restricted stock awards (21,357 shares)		21		(21)				-
Deferred compensation plan, net, including dividend equivalents			180					180
Dividends declared on preferred stock ($.15 per share)					(5)			(5)
Balance, March 31, 2006	$ 322	$ 40,119	$ 451	195,382	$263,384	$ -	$ (14,244)	$485,414

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

UNITED COMMUNITY BANKS, INC.
Consolidated Statement of Cash Flows *(unaudited)*

		Three Months Ended March 31,		
(in thousands)		2006		2005
Operating activities:				
Net income	$	16,039	$	13,441
Adjustments to reconcile net income to net cash provided by operating activities:				
Depreciation, amortization and accretion		4,066		4,586
Provision for loan losses		3,500		2,400
Stock based compensation		633		31
Loss on sale of securities available for sale		3		-
Gain on sale of other assets		(48)		(9)
Changes in assets and liabilities:				
Other assets and accrued interest receivable		(3,309)		(8,066)
Accrued expenses and other liabilities		1,436		2,189
Mortgage loans held for sale		3,880		2,466
Net cash provided by operating activities		26,200		17,038
Investing activities:				
Proceeds from sales of securities available for sale		7,649		1,307
Proceeds from maturities and calls of securities available for sale		24,265		72,413
Purchases of securities available for sale		(29,267)		(125,344)
Net increase in loans		(189,161)		(144,315)
Proceeds from sales of premises and equipment		218		107
Purchases of premises and equipment		(9,575)		(3,903)
Proceeds from sale of other real estate		735		359
Net cash used by investing activities		(195,136)		(199,376)
Financing activities:				
Net change in deposits		270,838		100,005
Net change in federal funds purchased, repurchase agreements, and other short-term borrowings		44,488		21,702
Proceeds from FHLB advances		-		423,600
Repayments of FHLB advances		(125,000)		(376,100)
Proceeds from exercise of stock options		261		768
Proceeds from issuance of common stock for dividend reinvestment and employee benefit plans		1,232		-
Cash dividends on common stock		(2,811)		(2,291)
Cash dividends on preferred stock		(5)		(7)
Net cash provided by financing activities		189,003		167,677
Net change in cash and cash equivalents		20,067		(14,661)
Cash and cash equivalents at beginning of period		142,570		134,840
Cash and cash equivalents at end of period	$	162,637	$	120,179
Supplemental disclosures of cash flow information:				
Cash paid during the period for:				
Interest	$	37,652	$	26,544
Income taxes		11,121		1,347

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

United Community Banks, Inc.

Notes to Consolidated Financial Statements

Note 1 - Accounting Policies

The accounting and financial reporting policies of United Community Banks, Inc. ("United") and its subsidiaries conform to accounting principles generally accepted in the United States of America and general banking industry practices. The accompanying interim consolidated financial statements have not been audited. All material intercompany balances and transactions have been eliminated. A more detailed description of United's accounting policies is included in the 2005 annual report filed on Form 10-K.

In management's opinion, all accounting adjustments necessary to accurately reflect the financial position and results of operations on the accompanying financial statements have been made. These adjustments are normal and recurring accruals considered necessary for a fair and accurate presentation. The results for interim periods are not necessarily indicative of results for the full year or any other interim periods.

Note 2 - Stock-Based Compensation

United has applied the modified prospective method with the adoption of Statement of Financial Accounting Standards (SFAS) 123(R), effective January 1, 2006. Consequently, the financial statements for prior interim periods and fiscal years do not reflect any adjustments. The following table shows pro forma net income available to common shareholders and basic and diluted earnings per share as if United had adopted the fair value method of recognizing option expense for all periods presented (dollars in thousands, except per share data).

	Three Months Ended March 31,	
	2006	**2005**
Net income available to common shareholders:		
As reported	$ 16,034	$ 13,434
Pro forma	16,034	13,095
Basic earnings per common share:		
As reported	.40	.35
Pro forma	.40	.34
Diluted earnings per common share:		
As reported	.39	.34
Pro forma	.39	.33

United has an equity compensation plan that allows for grants of incentive stock options, nonqualified stock options, restricted stock awards (also referred to as "nonvested stock" awards), stock awards, performance share awards or stock appreciation rights. Options granted under the plan can have an exercise price no less than the fair market value of the underlying stock at the date of grant. The number of awards available for grant is adjusted up or down with the change in the number of shares outstanding in accordance with the terms of the plan. The general terms of the plan include a vesting period (usually four years) with an exercisable period not to exceed ten years. Certain option and restricted stock awards provide for accelerated vesting if there is a change in control (as defined in the plan). As of March 31, 2006, approximately 1,169,000 awards could be granted under the plan. Through March 31, 2006, only incentive stock options, nonqualified stock options and restricted stock awards had been granted under the plan. The following table shows option activity for the first quarter of 2006.

Options	Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term	Aggregate Intrinisic Value ($000)
Outstanding at December 31, 2005	2,220,340	$ 16.36		
Granted	5,500	26.88		
Exercised	(32,780)	7.97		
Forfeited	(8,450)	22.08		
Expired	(500)	28.66		
Outstanding at March 31, 2006	2,184,110	$ 16.48	6.4	$ 25,487
Exercisable at March 31, 2006	1,309,580	$ 13.08	5.1	$ 19,738

The weighted average fair value of options granted in the first quarter of 2006 and 2005 was $7.52 and $6.32, respectively. The fair value of each option granted was estimated on the date of grant using the Black-Scholes model. The key assumptions used to determine the fair value of options are presented in the table below.

| | Three Months Ended March 31, | |
	2006	2005
Expected volatility	22%	20%
Expected dividend yield	1.1% to 1.2%	1.1% to 1.2%
Expected life (in years)	6.25	6.25
Risk-free rate	4.3% to 4.6%	4.0% to 4.4%

United's stock trading history began in March of 2002 when United listed on the Nasdaq National Market. For 2006 and 2005, expected volatility was determined using United's historical monthly volatility over the period beginning in March of 2002 through the end of the last completed year. Compensation expense relating to options of $427,000, net of deferred tax benefit of $38,000, was included in earnings for 2006. In 2005, compensation expense relating to options of $339,000, net of deferred tax benefit of $34,000, was not included in earnings but has been included in the pro forma results in this note for comparative purposes. The amount of compensation expense for both periods was determined based on the fair value of the options at the time of grant, multiplied by the number of options granted that were expected to vest, which was then amortized, net of any applicable tax benefit, over the vesting period. The forfeiture rate for options is estimated to be approximately 3% per year. The total intrinsic value of options exercised during the quarter ended March 31, 2006 was $640,000.

The table below presents the activity in restricted stock awards for the first quarter of 2006.

Restricted Stock Awards	Shares	Weighted-Average Grant-Date Fair Value
Outstanding at December 31, 2005	70,512	$ 23.22
Vested	(21,357)	22.92
Outstanding at March 31, 2006	49,155	$ 23.35

For the three months ended March 31, 2006 and 2005, additional compensation expense of $168,000 and $31,000, respectively, was recognized related to restricted stock awards. The total intrinsic value of the restricted stock was $1.4 million at March 31, 2006.

As of March 31, 2006, there was $4.2 million of unrecognized compensation cost related to nonvested stock options and restricted stock awards granted under the plan. That cost is expected to be recognized over a weighted-average period of 1.3 years. The aggregate grant date fair value of shares vested during the quarter ended March 31, 2006, was $765,000.

Note 3 – Common Stock Issued / Common Stock Issuable

In August 2005 United established a Dividend Reinvestment and Share Purchase Plan (DRIP). Under the plan, shareholders of record can voluntarily reinvest all or a portion of their cash dividends into shares of United's common stock, as well as purchase additional stock through the plan for cash. United's 401(k) retirement plan began buying shares of United's common stock directly from United. In addition, United started a new Employee Stock Purchase Program (ESPP) that was effective on January 1, 2006. Under this plan, eligible employees have the opportunity to purchase shares of common stock at a 5% discount, with no commission charges. For the three months ended March 31, 2006, United issued 45,298 shares and increased capital by $1.2 million through these programs.

In the fourth quarter of 2004, United began offering its common stock as an investment option in its deferred compensation plan. The common stock component is accounted for as an equity instrument and is reflected in the consolidated financial statements as common stock issuable. At March 31, 2006, 16,549 shares are issuable under the deferred compensation plan.

Note 4 - Earnings Per Share

The following table sets forth the computation of basic and diluted earnings per share for the three months ended March 31.

(in thousands, except per share data)

	Three Months Ended March 31,	
	2006	2005
Basic earnings per share:		
Weighted average shares outstanding	40,088	38,198
Net income available to common shareholders	$ 16,034	$ 13,434
Basic earnings per share	$ .40	$ .35
Diluted earnings per share:		
Weighted average shares outstanding	40,088	38,198
Net effect of the assumed exercise of stock options based on the treasury stock method using average market price for the period	730	818
Effect of conversion of subordinated debt	372	372
Total weighted average shares and common stock equivalents outstanding	41,190	39,388
Net income available to common shareholders	$ 16,034	$ 13,434
Income effect of conversion of subordinated debt, net of tax	38	28
Net income, adjusted for effect of conversion of subordinated debt, net of tax	$ 16,072	$ 13,462
Diluted earnings per share	$ .39	$ .34

Note 5 - Mergers and Acquisitions

At March 31, 2006, accrued merger costs of $1.3 million remained unpaid relating to acquisitions closed in 2004 and 2003. The severance and related costs include change in control payments for which payment had been deferred. Professional fees include remaining legal fees related to the two business combinations completed during the fourth quarter of 2004. Contract termination costs include amounts claimed by service providers as a result of early termination of service contracts related to the acquisitions completed during 2004 and 2003. At March 31, 2006, $816,000 remained unpaid, which primarily related to one contract termination charge that is in dispute. A reconciliation of the activities in 2006 related to accrued merger costs is below (in thousands):

Activity with accrued merger cost
For the Three Months Ended March 31, 2006

	Beginning Balance	Purchase Adjustments	Amounts Charged to Earnings	Amounts Paid	Ending Balance
Severance and related costs	$ 336	$ -	$ -	$ (17)	$ 319
Professional fees	81	-	-	(13)	68
Contract termination costs	816	-	-	-	816
Other merger-related expenses	85	-	-	(4)	81
Totals	$ 1,318	$ -	$ -	$ (34)	$ 1,284

Note 6 - Reclassification

Certain amounts for the comparative periods of 2005 have been reclassified to conform to the 2006 presentation.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Forward-Looking Statements

This Form 10-Q contains forward-looking statements regarding United Community Banks, Inc. ("United"), including, without limitation, statements relating to United's expectations with respect to revenue, credit losses, levels of nonperforming assets, expenses, earnings and other measures of financial performance. Words such as "may", "could", "would", "should", "believes", "expects", "anticipates", "estimates", "intends", "plans", "targets" or similar expressions are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance and involve certain risks and uncertainties that are subject to change based on various factors (many of which are beyond United's control). The following factors, among others, could cause United's financial performance to differ materially from the expectations expressed in such forward-looking statements:

- our recent operating results may not be indicative of future operating results;
- our corporate culture has contributed to our success and, if we cannot maintain this culture as we grow, we could lose the productivity fostered by our culture, which could harm our business;
- our business is subject to the success of the local economies in which we operate;
- we may face risks with respect to future expansion and acquisitions or mergers;
- changes in prevailing interest rates may negatively affect our net income and the value of our assets;
- our concentration of construction and land development loans is subject to unique risks that could adversely affect our earnings;
- if our allowance for loan losses is not sufficient to cover actual loan losses, our earnings would decrease;
- competition from financial institutions and other financial service providers may adversely affect our profitability;
- business increases, productivity gains and other investments are lower than expected or do not occur as quickly as anticipated;
- competitive pressures among financial services companies increase significantly;
- the strength of the United States economy in general and/or the strength of the local economies of the states in which United conducts operations changes;
- trade, monetary and fiscal policies and laws, including interest rate policies of the Board of Governors of the Federal Reserve System, change;
- inflation or market conditions fluctuate;
- conditions in the stock market, the public debt market and other capital markets deteriorate;
- financial services laws and regulations change;
- technology changes and United fails to adapt to those changes;
- consumer spending and saving habits change;
- unanticipated regulatory or judicial proceedings occur; and
- United is unsuccessful at managing the risks involved in the foregoing.

Additional information with respect to factors that may cause actual results to differ materially from those contemplated by such forward-looking statements may also be included in other reports that United files with the Securities and Exchange Commission. United cautions that the foregoing list of factors is not exclusive and not to place undue reliance on forward-looking statements. United does not intend to update any forward-looking statement, whether written or oral, relating to the matters discussed in this Form 10-Q.

Overview

United is a bank holding company registered with the Federal Reserve under the Bank Holding Company Act of 1956 that was incorporated under the laws of the state of Georgia in 1987 and commenced operations in 1988. At March 31, 2006, United had total consolidated assets of $6.1 billion, total loans of $4.6 billion, total deposits of $4.7 billion and stockholders' equity of $485 million.

United's activities are primarily conducted by its two wholly-owned Georgia and North Carolina banking subsidiaries (which are collectively referred to as the "Banks" in this discussion) and Brintech, Inc., a consulting firm providing professional services to the financial services industry. Effective April 1, 2006, United merged its Tennessee banking subsidiary into its Georgia banking subsidiary.

Critical Accounting Policies

The accounting and reporting policies of United Community Banks and its subsidiaries are in accordance with accounting principles generally accepted in the United States and conform to general practices within the banking industry. The more critical accounting and reporting policies include United's accounting for the allowance for loan losses. In particular, United's accounting policies relating to the allowance for loan losses involve the use of estimates and require significant judgment to be made by management. Different assumptions in the application of these policies could result in material changes in United's consolidated financial position or consolidated results of operations. See "Asset Quality and Risk Elements" herein for additional discussion of United's accounting methodologies related to the allowance.

Table 1 – Financial Highlights

Selected Financial Information

(in thousands, except per share data; taxable equivalent)	2006 First Quarter		Fourth Quarter		2005 Third Quarter		Second Quarter		First Quarter		First Quarter 2006-2005 Change
INCOME SUMMARY											
Interest revenue	$	102,797	$	95,465	$	89,003	$	80,701	$	73,649	
Interest expense		43,065		38,576		34,033		29,450		25,367	
Net interest revenue		59,732		56,889		54,970		51,251		48,282	24 %
Provision for loan losses		3,500		3,500		3,400		2,800		2,400	
Fee revenue		11,758		11,373		12,396		12,179		10,200	15
Total revenue		67,990		64,762		63,966		60,630		56,082	21
Operating expenses		42,222		40,520		41,294		38,808		34,779	21
Income before taxes		25,768		24,242		22,672		21,822		21,303	21
Income taxes		9,729		9,012		8,374		8,049		7,862	
Net income	$	16,039	$	15,230	$	14,298	$	13,773	$	13,441	19
PERFORMANCE MEASURES											
Per common share:											
Basic earnings	$	.40	$	.39	$	.37	$	.36	$	.35	14
Diluted earnings		.39		.38		.36		.35		.34	15
Cash dividends declared		.08		.07		.07		.07		.07	14
Book value		12.09		11.80		11.04		10.86		10.42	16
Tangible book value [2]		9.25		8.94		8.05		7.85		7.40	25
Key performance ratios:											
Return on tangible equity [1][2][3]		17.66 %		18.20 %		18.90 %		19.21 %		19.86 %	
Return on equity [1][3]		13.25		13.30		13.42		13.46		13.68	
Return on assets [3]		1.09		1.05		1.01		1.03		1.06	
Net interest margin [3]		4.33		4.20		4.17		4.12		4.05	
Efficiency ratio		59.06		58.80		61.16		61.18		59.47	
Dividend payout ratio		20.00		17.95		18.92		19.44		20.00	
Equity to assets		8.04		7.69		7.46		7.65		7.71	
Tangible equity to assets [2]		6.24		5.82		5.53		5.62		5.58	
ASSET QUALITY											
Allowance for loan losses	$	55,850	$	53,595	$	51,888	$	49,873	$	48,453	
Non-performing assets		8,367		12,995		13,565		13,495		13,676	
Net charge-offs		1,245		1,793		1,385		1,380		1,143	
Allowance for loan losses to loans		1.22 %		1.22 %		1.22 %		1.22 %		1.25 %	
Non-performing assets to total assets		.14		.22		.24		.24		.26	
Net charge-offs to average loans [3]		.11		.16		.13		.14		.12	
AVERAGE BALANCES											
Loans	$	4,505,494	$	4,328,613	$	4,169,170	$	3,942,077	$	3,797,479	19
Investment securities		1,038,683		1,004,966		1,008,687		996,096		946,194	10
Earning assets		5,574,712		5,383,096		5,239,195		4,986,339		4,819,961	16
Total assets		5,960,801		5,769,632		5,608,158		5,338,398		5,164,464	15
Deposits		4,613,810		4,354,275		4,078,437		3,853,884		3,717,916	24
Stockholders' equity		478,960		443,746		418,459		408,352		398,164	20
Common shares outstanding:											
Basic		40,088		39,084		38,345		38,270		38,198	
Diluted		41,190		40,379		39,670		39,436		39,388	
AT PERIOD END											
Loans	$	4,584,155	$	4,398,286	$	4,254,051	$	4,072,811	$	3,877,575	18
Investment securities		983,846		990,687		945,922		990,500		928,328	6
Earning assets		5,633,381		5,470,718		5,302,532		5,161,067		4,907,743	15
Total assets		6,070,596		5,865,756		5,709,666		5,540,242		5,265,771	15
Deposits		4,748,438		4,477,600		4,196,369		3,959,226		3,780,521	26
Stockholders' equity		485,414		472,686		424,000		415,994		398,886	22
Common shares outstanding		40,119		40,020		38,383		38,283		38,249	

(1) Net income available to common stockholders, which excludes preferred stock dividends, divided by average realized common equity, which excludes accumulated other comprehensive income (loss).

(2) Excludes effect of acquisition related intangibles and associated amortization.

(3) Annualized.

Results of Operations

Net income was $16.0 million for the first quarter of 2006, an increase of $2.6 million, or 19%, from the same period in 2005. Diluted operating earnings per share were $.39 for the first quarter of 2006, compared with $.34 for the first quarter of 2005, an increase of 15%. Return on tangible equity for the first quarter was 17.66% for 2006, compared with 19.86% for 2005. Return on assets for the first quarter was 1.09% for 2006, compared with 1.06% for 2005.

Net Interest Revenue (Taxable Equivalent)

Net interest revenue (the difference between the interest earned on assets and the interest paid on deposits and borrowed funds) is the single largest component of total revenue. United actively manages this revenue source to provide an optimal level of revenue while balancing interest rate, credit and liquidity risks. Net interest revenue for the three months ended March 31, 2006 was $59.7 million, up 24% over last year. The increase for the first quarter of 2006 was driven by strong loan growth and an 28 basis point widening of the net interest margin to 4.33%. Average loans increased $708 million, or 19%, from the first quarter of last year. This loan growth was due to the continued high loan demand across all markets and the generation of loans at de novo offices. The quarter-end loan balances increased $707 million compared with March 31, 2005. Of this increase, $486 million was in the north Georgia markets (which includes $283 million in Gainesville / Hall County related to the de novo expansion in May 2005 and opening four offices in the last 12 months), $45 million in western North Carolina, $127 million in the metro Atlanta market, $24 million in east Tennessee, and $25 million in the coastal Georgia markets.

Average interest-earning assets for the first quarter of 2006 increased $754.8 million, or 16% over the same period in 2005. The increase reflects the strong organic loan growth, as well as an increase in the investment securities portfolio. The majority of the increase in interest-earning assets was funded by interest-bearing sources resulting in increases in average interest-bearing liabilities for the quarter of approximately $609 million as compared with the same period in 2005.

The banking industry uses two ratios to measure relative profitability of net interest revenue. The net interest rate spread measures the difference between the average yield on interest-earning assets and the average rate paid on interest-bearing liabilities. The interest rate spread eliminates the impact of non-interest-bearing deposits and gives a direct perspective on the effect of market interest rate movements. The net interest margin is defined as net interest revenue as a percent of average total interest-earning assets and takes into account the positive impact of investing non interest-bearing deposits and capital.

For the three months ended March 31, 2006 and 2005, the net interest spread was 3.84% and 3.73%, respectively, while the net interest margin was 4.33% and 4.05%, respectively. Since June of 2004, the Federal Reserve has increased the federal funds rate fifteen times for a total of 375 basis points. This had a positive impact on net interest revenue and net interest margin due to United's asset sensitive balance sheet. For the first quarter of 2006, the rise in the average rate on interest-earning assets exceeded the rise in the average rate on interest-bearing liabilities by 11 basis points compared with the first quarter of 2005, resulting in the higher net interest spread. This widening of the spread was primarily attributed to United's ability to reprice deposits slower and less substantially than loans in response to the rise in short-term interest rates. Also contributing to the improvement in the net interest spread was a significant increase in deposits. United was able to remain competitive in deposit pricing but still gather deposits below wholesale borrowing rates. The shift from relatively higher-priced wholesale funding sources to lower cost deposits favorably impacted both the net interest spread and net interest margin.

The increases in the prime and federal funds rates, which effect variable rate assets and liabilities, along with the loan growth mentioned above were the two primary reasons for the increases in the net interest margin and net interest revenue. Most of the loan growth added over the last year was prime-based, adjusted daily. At March 31, 2006, United had approximately $2.6 billion in loans indexed to the daily Prime Rate published in the Wall Street Journal compared with $2.1 billion a year ago. At March 31, 2006 and 2005, United had receive-fixed swap contracts with a total notional value of $339 million and $623 million, respectively, that were used to reduce United's exposure to changes in interest rates that were accounted for as cash flow hedges of prime-based loans. While these contracts hedge our portfolio against the risks of lower interest rates, they will reduce the benefit of interest rate increases in the future. The use of swap contracts is more fully explained in the Interest Rate Sensitivity Management section of this report beginning on page 19.

The average yield on interest-earning assets for the third quarter of 2006 was 7.47%, compared with 6.18% in the first quarter of 2005. Loan yields were up 138 basis points, compared with the first quarter of 2005, due to the growing level of prime-based, adjusted daily loans and the increases in the prime lending rate.

The average cost of interest-bearing liabilities for the first quarter was 3.63%, an increase of 118 basis points from the same period in 2005. The increase reflects the impact of rising rates on United's floating rate sources of funding and increased deposit pricing in selected products and markets. The impact of these increases on the overall cost of funds was partially offset by the changing liability mix out of wholesale borrowings to lower cost deposits.

11

The following table shows the relationship between interest revenue and expense and the average balances of interest-earning assets and interest-bearing liabilities for the three months ended March 31, 2006 and 2005

Table 2 - Average Consolidated Balance Sheets and Net Interest Analysis
For the Three Months Ended March 31,

(dollars in thousands, taxable equivalent)	2006 Average Balance	2006 Interest	2006 Avg. Rate	2005 Average Balance	2005 Interest	2005 Avg. Rate
Assets:						
Interest-earning assets:						
Loans, net of unearned income [1][2]	$4,505,494	$ 90,254	8.12 %	$3,797,479	$ 63,136	6.74 %
Taxable securities [3]	989,683	11,318	4.57	896,307	9,014	4.02
Tax-exempt securities [1][3]	49,000	846	6.90	49,887	864	6.93
Federal funds sold and other interest-earning assets	30,535	379	4.96	76,288	635	3.33
Total interest-earning assets	5,574,712	102,797	7.47	4,819,961	73,649	6.18
Non-interest-earning assets:						
Allowance for loan losses	(54,825)			(48,155)		
Cash and due from banks	122,486			92,393		
Premises and equipment	115,590			102,409		
Other assets [3]	202,838			197,856		
Total assets	$5,960,801			$5,164,464		
Liabilities and Stockholders' Equity:						
Interest-bearing liabilities:						
Interest-bearing deposits:						
Transaction accounts	$1,245,745	7,187	2.34	$1,074,303	3,527	1.33
Savings deposits	175,796	228	.53	173,424	168	.39
Time deposits less than $100,000	1,270,078	12,035	3.84	995,389	6,462	2.63
Time deposits greater than $100,000	979,665	10,409	4.31	592,240	4,369	2.99
Brokered deposits	315,090	2,942	3.79	347,053	2,177	2.54
Total interest-bearing deposits	3,986,374	32,801	3.34	3,182,409	16,703	2.13
Federal funds purchased & other borrowings	128,602	1,476	4.65	139,574	885	2.57
Federal Home Loan Bank advances	586,722	6,629	4.58	770,715	5,657	2.98
Long-term debt	111,869	2,159	7.83	111,868	2,122	7.69
Total borrowed funds	827,193	10,264	5.03	1,022,157	8,664	3.44
Total interest-bearing liabilities	4,813,567	43,065	3.63	4,204,566	25,367	2.45
Non-interest-bearing liabilities:						
Non-interest-bearing deposits	627,436			535,507		
Other liabilities	40,838			26,227		
Total liabilities	5,481,841			4,766,300		
Stockholders' equity	478,960			398,164		
Total liabilities and stockholders' equity	$5,960,801			$5,164,464		
Net interest revenue		$ 59,732			$ 48,282	
Net interest-rate spread			3.84 %			3.73 %
Net interest margin [4]			4.33 %			4.05 %

(1) Interest revenue on tax-exempt securities and loans has been increased to reflect comparable interest on taxable securities and loans. The rate used was 39%, reflecting the statutory federal tax rate and the federal tax adjusted state tax rate.

(2) Included in the average balance of loans outstanding are loans where the accrual of interest has been discontinued.

(3) Securities available for sale are shown at amortized cost. Pretax unrealized losses of $14.2 million in 2006 and pretax unrealized gains of $3.1 million in 2005 are included in other assets for purposes of this presentation.

(4) Net interest margin is taxable equivalent net-interest revenue divided by average interest-earning assets.

The following table shows the relative impact on net interest revenue for changes in the average outstanding balances (volume) of interest-earning assets and interest-bearing liabilities and the rates earned and paid on such assets and liabilities (rate). Variances resulting from a combination of changes in rate and volume are allocated in proportion to the absolute dollar amounts of the change in each category.

Table 3 - Change in Interest Revenue and Expense on a Taxable Equivalent Basis
(in thousands)

	Three Months Ended March 31, 2006 Compared to 2005 Increase (decrease) due to changes in		
	Volume	Rate	Total
Interest-earning assets:			
Loans	$ 12,920	$ 14,198	$ 27,118
Taxable securities	995	1,309	2,304
Tax-exempt securities	(15)	(3)	(18)
Federal funds sold and other interest-earning assets	(484)	228	(256)
Total interest-earning assets	13,416	15,732	29,148
Interest-bearing liabilities:			
Transaction accounts	637	3,023	3,660
Savings deposits	2	58	60
Time deposits less than $100,000	2,091	3,482	5,573
Time deposits greater than $100,000	3,610	2,430	6,040
Brokered deposits	(216)	981	765
Total interest-bearing deposits	6,124	9,974	16,098
Federal funds purchased & other borrowings	(75)	666	591
Federal Home Loan Bank advances	(1,574)	2,546	972
Long-term debt	-	37	37
Total borrowed funds	(1,649)	3,249	1,600
Total interest-bearing liabilities	4,475	13,223	17,698
Increase in net interest revenue	$ 8,941	$ 2,509	$ 11,450

Provision for Loan Losses

The provision for loan losses was $3.5 million for the first quarter of 2006, compared with $2.4 million for the same period in 2005. Net loan charge-offs as an annualized percentage of average outstanding loans for the three months ended March 31, 2006 were .11%, as compared with .12% for the first quarter of 2005. Net loan charge-offs continue at low levels, and as an annualized percentage of average outstanding loans, continue to move in line with management's expectation and within the Company's historical range of high to low loss percentages for the past five years of .25% to .11%.

The provision for loan losses is based on management's evaluation of losses inherent in the loan portfolio and the corresponding analysis of the allowance for loan losses at quarter-end. Although United's credit quality indicators such as the relative level of nonperforming assets and net charge-offs showed improvement in the first quarter, other factors considered in management's evaluation of the adequacy of the allowance for loan losses support the higher provision for loan losses. The primary factors affecting the increase in the provision for loan losses include an increasing concentration of construction and land development loans, the increasing size of individual credit exposures and the effect of rising interest rates on United's substantially floating rate loan portfolio. Management believes that improvement in the first quarter credit quality indicators is temporary and nonperforming assets and net charge-offs will return to a range in line with United's experience over the last few years. Additional discussion on loan quality and the allowance for loan losses is included in the Asset Quality section of this report.

Fee Revenue

Fee revenue for the first quarter of 2006 totaled $11.8 million, an increase of $1.6 million, or 15% from 2005. Fee revenue accounted for approximately 17% of total revenue for the first quarter of 2006, compared with 18% for the first quarter of 2005, which reflects the strong growth in net interest revenue. United continues to focus on increasing fee revenue through new products and services. The following table presents the components of fee revenue for the first quarter of 2006 and 2005.

Table 4 - Fee Revenue
For the Three Months Ended March 31,
(dollars in thousands, taxable equivalent)

	Three Months Ended March 31,		
	2006	**2005**	**Change**
Service charges and fees	$ 6,353	$ 5,614	13 %
Mortgage loan and related fees	1,513	1,483	2
Consulting fees	1,584	1,482	7
Brokerage fees	850	442	92
Securities losses, net	(3)	-	
Other	1,461	1,179	24
Total	$ 11,758	$ 10,200	15

Service charges and fees for the first quarter of 2006 increased $739,000, or 13% from 2005. This increase was primarily due to growth in transactions and new accounts resulting from core deposit programs, growth in overdraft products, and the cross-selling of other products and services. Electronic banking revenue was $1.3 million for the first quarter of 2006, an increase of 36% from 2005. This increase is the result of both a larger customer base and a tendency for customers to migrate towards the convenience of electronic forms of banking.

Mortgage loans and related fees of $1.5 million for the quarter were up $30,000, or 2% from 2005. Mortgage loan originations of $77 million for the first quarter of 2006 were down $3 million, or 4% from 2005, reflecting a less favorable rate environment in the first quarter of 2006. The decrease in the amount of originations was offset by improved pricing. Substantially all originated residential mortgages were sold into the secondary market, including the right to service these loans.

Consulting fees of $1.6 million were up $102,000, a 7% increase from the first three months of 2005. The increase was primarily due to growth in risk management services.

Brokerage fees of $850,000 were up $408,000, or 92% from the first three months of 2005. This increase was due primarily to increased transactions as a result of a strong market and growth in the customer base.

Other fee revenue of $1.5 million is an increase of $282,000, or 24% from 2005. This increase is primarily due to increased service charges associated with official check volume and $75,000 in gains from the sale of SBA loans.

Operating Expenses

For the three months ended March 31, 2006, total operating expenses were $42.2 million, compared with $34.8 million in 2005. The percentage growth for the three months was 21%. The following table presents the components of operating expenses for the three months ended March 31, 2006 and 2005.

Table 5 - Operating Expenses
For the Three Months Ended March 31,
(dollars in thousands)

| | **Three Months Ended March 31,** | | |
	2006	2005	Change
Salaries and employee benefits	$ 27,643	$ 22,235	24 %
Communications and equipment	3,376	2,982	13
Occupancy	2,932	2,668	10
Advertising and public relations	1,888	1,363	39
Postage, printing and supplies	1,516	1,351	12
Professional fees	1,161	1,038	12
Amortization of intangibles	503	503	
Other	3,203	2,639	21
Total	$ 42,222	$ 34,779	21

Salaries and employee benefits for the first quarter of 2006 totaled $27.6 million, an increase of $5.4 million, or 24%, over the same period in 2005. De novo locations accounted for approximately 45% of the increase, with the remainder due to expensing of stock options, higher insurance and other health-care related expenses, and an increase in staff to support business growth. At March 31, 2006, total staff was 1,735, an increase of 177 employees from the first quarter of 2005. Of this increase, 117 staff members, or 66%, were added through de novo expansion.

Communication and equipment expense for the first quarter of 2006 was up $394,000, or 13% from 2005. This increase is the result of higher software and equipment costs associated with de novo expansion and further investments in technology to support business growth.

Occupancy expense for the first quarter of 2006 was up $264,000, or 10% from 2005. The majority of this increase was the result of higher facilities costs and maintenance expenses resulting from additional banking offices added through de novo expansion.

Advertising and public relations expense for the first quarter of 2006 was up $525,000, or 39% from 2005. This increase reflects the cost associated with initiatives designed to raise core deposits and ongoing efforts to generate brand awareness in new markets added by de novo expansion.

Postage, printing and supplies expense for the first quarter of 2006 was up $165,000, or 12% from 2005. Most of this increase is the result of the higher cost of office supplies and courier costs resulting from United's growing number of offices.

Professional fees increased $123,000, or 12% from 2005. Increasing legal costs associated with new loans, along with the higher cost of outsourced services were the primary contributors to this increase.

Other expense increased by $564,000, or 21% from 2005. The majority of this increase is the result of costs associated with continued business growth within United's markets and de novo expansion.

The efficiency ratio measures total operating expenses as a percentage of total revenue, excluding the provision for loan losses and net securities gains or losses. United's efficiency ratio for the first quarter was 59.06% compared with 59.47% for the first quarter of 2005. The decrease is primarily the result of the increase in net interest revenue, offset by the cost of additional de novo locations. United's efficiency ratio remained within management's long-term efficiency goal of 58% - 60%.

15

Income Taxes

Income tax expense was $9.3 million for the first quarter, as compared with $7.5 million for the first quarter of 2005, representing a 36.67% and 35.75% effective tax rate, respectively. The effective tax rates were lower than the statutory tax rates primarily due to interest revenue on certain investment securities and loans that are exempt from income taxes and tax credits received on affordable housing investments. The effective tax rate has increased as tax-exempt interest revenue on securities and loans has declined as a percentage of pre-tax earnings, and due to the expensing of stock options, which includes incentive stock options that are not deductible for tax purposes. Additional information regarding income taxes can be found in Note 14 to the consolidated financial statements filed with United's 2005 Form 10-K.

Balance Sheet Review

Total assets at March 31, 2006 were $6.1 billion, compared with $5.3 billion at March 31, 2005. Average total assets for the first quarter of 2006 were $6.0 billion, up $796 million from average assets in the first quarter of 2005.

Loans

The following table presents a summary of the loan portfolio.

Table 6 - Loans Outstanding
(dollars in thousands)

	March 31, 2006	December 31, 2005	March 31, 2005
Commercial (commercial and industrial)	$ 251,111	$ 236,882	$ 212,700
Commercial (secured by real estate)	1,088,516	1,055,191	963,708
Total commercial	1,339,627	1,292,073	1,176,408
Construction	1,856,542	1,738,990	1,376,445
Residential mortgage	1,226,152	1,205,685	1,171,057
Installment	161,834	161,538	153,665
Total loans	$ 4,584,155	$ 4,398,286	$ 3,877,575
As a percentage of total loans:			
Commercial (commercial and industrial)	5 %	5 %	5 %
Commercial (secured by real estate)	24	24	25
Total commercial	29	29	30
Construction	40	40	36
Residential mortgage	27	27	30
Installment	4	4	4
Total	100 %	100 %	100 %

At March 31, 2006, total loans were $4.6 billion, an increase of $707 million, or 18% from March 31, 2006. United continues to experience strong loan growth in all markets, with particular strength in construction loans secured by real estate. Substantially all loans are to customers located in the immediate market areas of the banks in Georgia, North Carolina, and Tennessee. Approximately $480 million, or 68% of the increase in loans from the first quarter of 2005 occurred in construction and land development loans.

Asset Quality and Risk Elements

United manages asset quality and controls credit risk through close review and oversight of the loan portfolio as well as adherence to policies designed to promote sound underwriting and loan monitoring practices. United's credit administration function is responsible for monitoring asset quality, establishing credit policies and procedures and enforcing the consistent application of these policies and procedures at all of the Banks. Additional information on the credit administration function is included in Item 1 under the heading *Loan Review and Non-performing Assets* in United's Annual Report on Form 10-K.

The provision for loan losses charged to earnings was based upon management's judgment of the amount necessary to maintain the allowance at a level adequate to absorb probable losses at quarter-end. The amount each period is dependent upon many factors including growth and changes in the composition of the loan portfolio, net charge-offs, delinquencies, management's assessment of loan portfolio quality, the value of collateral, and other economic factors and trends. The evaluation of these factors is performed quarterly by management through an analysis of the adequacy of the allowance for loan losses.

Reviews of non-performing loans, past due loans and larger credits, designed to identify potential charges to the allowance for loan losses, as well as determine the adequacy of the allowance, are conducted on a regular basis during the quarter. These reviews are performed by the responsible lending officers, as well as a separate loan review department, and consider such factors as the financial strength of borrowers, the value of the applicable collateral, past loan loss experience, anticipated loan losses, growth in the loan portfolio, prevailing economic conditions and other factors. United also uses external loan review to supplement the activities of the loan review department and to ensure the independence of the loan review process.

The following table presents a summary of the changes in the allowance for loan losses for the three-month periods ended March 31, 2006 and 2005.

Table 7 - Summary of Loan Loss Experience

(dollars in thousands)

	Three Months Ended March 31,	
	2006	2005
Balance beginning of period	$ 53,595	$ 47,196
Loans charged-off	(1,883)	(1,403)
Recoveries	638	260
Net charge-offs	(1,245)	(1,143)
Provision for loan losses	3,500	2,400
Balance end of period	$ 55,850	$ 48,453
Total loans:		
At period end	$ 4,584,155	$ 3,877,575
Average	4,505,494	3,797,479
As a percentage of average loans (annualized):		
Net charge-offs	.11 %	.12 %
Provision for loan losses	.31	.25
Allowance as a percentage of period end loans	1.22	1.25
Allowance as a percentage of non-performing loans	883	375

Management believes that the allowance for loan losses at March 31, 2006 is adequate to absorb losses inherent in the loan portfolio. This assessment involves uncertainty and judgment; therefore, the adequacy of the allowance for loan losses cannot be determined with precision and may be subject to change in future periods. In addition, bank regulatory authorities, as part of their periodic examination of the Banks, may require adjustments to the provision for loan losses in future periods if, in their opinion, the results of their review warrant such additions.

Non-performing Assets

The table below summarizes non-performing assets.

Table 8 - Non-Performing Assets
(dollars in thousands)

	March 31, 2006	December 31, 2005	March 31, 2005
Non-accrual loans	$ 6,322	$ 11,997	$ 12,934
Loans past due 90 days or more and still accruing	-	-	-
Total non-performing loans	6,322	11,997	12,934
Other real estate owned	2,045	998	742
Total non-performing assets	$ 8,367	$ 12,995	$ 13,676
Non-performing loans as a percentage of total loans	.14 %	.27 %	.33 %
Non-performing assets as a percentage of total assets	.14	.22	.26

Non-performing loans, which include non-accrual loans and accruing loans past due over 90 days, totaled $6.3 million at March 31, 2006, compared with $12.0 million at December 31, 2005 and $12.9 million at March 31, 2005. The ratio of non-performing loans to total loans decreased 19 basis points from March 31, 2005 and 13 basis points from December 31, 2005. Non-performing assets, which include non-performing loans and foreclosed real estate, totaled $8.4 million at March 31, 2006, compared with $13.0 million at December 31, 2005 and $13.7 million at March 31, 2005.

United's policy is to place loans on non-accrual status when, in the opinion of management, the principal and interest on a loan is not likely to be repaid in accordance with the loan terms or when the loan becomes 90 days past due and is not well secured and in the process of collection. When a loan is placed on non-accrual status, interest previously accrued, but not collected, is reversed against current interest revenue. Depending on management's evaluation of the borrower and loan collateral, interest revenue on a non-accrual loan may be recognized on a cash basis as payments are received. There were no commitments to lend additional funds to customers whose loans were on non-accrual status at March 31, 2006.

At March 31, 2006 and 2005, there were $1.4 million and $6.2 million, respectively, of loans classified as impaired under the definition outlined in SFAS No. 114. Specific reserves allocated to these impaired loans totaled $357,000 at March 31, 2006, and $1.5 at March 31, 2005. The average recorded investment in impaired loans for the quarters ended March 31, 2006 and 2005, was $1.4 million and $6.4 million, respectively. Interest revenue recognized on loans while they were impaired for the first three months of 2006 was $14,000 compared with $5,000 for the same period in 2005.

Investment Securities

The composition of the investment securities portfolio reflects United's investment strategy of maintaining an appropriate level of liquidity while providing a relatively stable source of revenue. The investment securities portfolio also provides a balance to interest rate risk and credit risk in other categories of the balance sheet while providing a vehicle for the investment of available funds, furnishing liquidity, and supplying securities to pledge as required collateral for certain deposits.

Total investment securities available for sale at quarter-end increased $56 million from a year ago. The investment portfolio is used as a supplemental tool to stabilize interest rate sensitivity and increase net interest revenue. The growth in the investment securities portfolio was consistent with growth in the rest of the balance sheet. At March 31, 2006, the securities portfolio accounts for approximately 16% of total assets, compared with 17% at December 31, 2005 and 18% at March 31, 2005.

The investment securities portfolio primarily consists of U.S. Government agency securities, U.S. Government sponsored agency mortgage-backed securities, non-agency mortgage-backed securities, and municipal securities. Mortgage-backed securities rely on the underlying pools of mortgage loans to provide a cash flow of principal and interest. The actual maturities of these securities will differ from the contractual maturities because loans underlying the securities may prepay. Decreases in interest rates will generally cause an acceleration of prepayment levels. In a declining interest rate environment, United may not be able to reinvest the proceeds from these prepayments in assets that have comparable yields. In a rising rate environment, the opposite occurs. Prepayments tend to slow and the weighted average life extends. This is referred to as extension risk which can lead to lower levels of liquidity due to the delay of timing of cash receipts and can result in the holding of a below market yielding asset for a longer time period.

Deposits

Total deposits at March 31, 2006 were $4.7 billion, an increase of $968 million, or 26%, from March 31, 2005. Total non-interest-bearing demand deposit accounts of $654 million increased $112 million, or 21%, and interest-bearing demand and savings accounts of $1.5 billion increased $156 million, or 12%, reflecting the success of United's initiatives to raise core deposits.

Total time deposits as of March 31, 2006 were $2.6 billion, an increase of $700 million, or 36%, from the first quarter of 2005. Time deposits less than $100,000 totaled $1.3 billion, compared with $1.0 billion a year ago, an increase of 30%. Time deposits of $100,000 and greater totaled $1.0 billion, compared with $618 million at March 31, 2005, an increase of 67%. United utilizes "brokered" time deposits, issued in certificates of less than $100,000, as an alternative source of cost-effective funding. Brokered time deposits outstanding at March 31, 2006 were $303 million compared with $316 million at March 31, 2005, a decrease of 4%.

Wholesale Funding

At March 31, 2006, each of the Banks were shareholders in the Federal Home Loan Bank ("FHLB"). Through this affiliation, FHLB secured advances totaled $511 million and $785 million at March 31, 2006 and 2005, respectively, and were priced at rates competitive with time deposits of like maturities. United anticipates continued utilization of this short and long-term source of funds. FHLB advances outstanding at March 31, 2006 had both fixed and floating interest rates ranging from 2.72% to 6.59%. Additional information regarding FHLB advances, including scheduled maturities, is provided in Note 10 to the consolidated financial statements included in United's 2005 Form 10-K.

Interest Rate Sensitivity Management

The absolute level and volatility of interest rates can have a significant impact on United's profitability. The objective of interest rate risk management is to identify and manage the sensitivity of net interest revenue to changing interest rates, in order to achieve United's overall financial goals. Based on economic conditions, asset quality and various other considerations, management establishes tolerance ranges for interest rate sensitivity and manages within these ranges.

Net interest revenue is influenced by changes in the level of interest rates. United manages its exposure to fluctuations in interest rates through policies established by the Asset/Liability Management Committee ("ALCO"). ALCO meets regularly and has responsibility for approving asset/liability management policies, formulating and implementing strategies to improve balance sheet positioning and/or earnings, and reviewing United's interest rate sensitivity.

One of the tools management utilizes to estimate the sensitivity of net interest revenue to changes in interest rates is an interest rate simulation model. Such estimates are based upon a number of assumptions for various scenarios, including the level of balance sheet growth, deposit repricing characteristics and the rate of prepayments. The simulation model measures the potential change in net interest revenue over a twelve-month period under various interest rate scenarios. United's baseline scenario assumes rates remain flat ("flat rate scenario") over the next twelve months and is the scenario that all others are compared to in order to measure the change in net interest revenue. United runs ramp scenarios that assume gradual increases and decreases of 200 basis points each over the next twelve months. United's policy for net interest revenue simulation is limited to a change from the flat rate scenario of less than 10% for the up or down 200 basis point ramp scenarios over twelve months. At March 31, 2006, United's simulation model indicated that a 200 basis point increase in rates over the next twelve months would cause an approximate 3.3% increase in net interest revenue and a 200 basis point decrease in rates over the next twelve months would cause an approximate 5.2% decrease in net interest revenue.

In order to manage its interest rate sensitivity, United uses off-balance sheet contracts that are considered derivative financial instruments. Derivative financial instruments can be a cost and capital effective means of modifying the repricing characteristics of on-balance sheet assets and liabilities. At March 31, 2006, United was a party to interest rate swap contracts under which it pays a variable rate and receives a fixed rate.

The following table presents the interest rate swap contracts outstanding at March 31, 2006.

Table 9 - Interest Rate Swap Contracts
As of March 31, 2006
(dollars in thousands)

Type/Maturity	Notional Amount	Rate Received	Rate Paid [1]	Fair Value
Cash Flow Contracts				
April 1, 2006	$ 25,000	6.00	7.75	$ (4)
September 30, 2006	10,000	7.04	7.75	(55)
October 12, 2006	15,000	6.94	7.75	(96)
December 4, 2006	15,000	5.85	7.75	(238)
December 17, 2006	30,000	5.99	7.75	(471)
December 31, 2006	25,000	7.59	7.75	(109)
January 3, 2007	25,000	7.11	7.75	(210)
January 3, 2007	25,000	7.63	7.75	(114)
January 18, 2007	25,000	6.51	7.75	(337)
March 21, 2007	25,000	7.00	7.75	(284)
April 19, 2007	15,000	5.85	7.75	(368)
May 13, 2007	25,000	6.47	7.75	(472)
May 13, 2007	15,000	6.47	7.75	(285)
May 13, 2007	10,000	6.47	7.75	(190)
October 23, 2007	54,000	6.08	7.75	(1,188)
Total Cash Flow Contracts	$ 339,000	6.57	7.75	$ (4,421)

(1) Based on prime rate at March 31, 2006.

United's derivative financial instruments are classified as either cash flow or fair value hedges. The change in fair value of cash flow hedges is recognized in other comprehensive income. Fair value hedges recognize currently in earnings both the impact of change in the fair value of the derivative financial instrument and the offsetting impact of the change in fair value of the hedged asset or liability. At March 31, 2006, all derivatives were designated as cash flow hedges of prime based loans.

United's policy requires all derivative financial instruments be used only for asset/liability management through the hedging of specific transactions or positions, and not for trading or speculative purposes. Management believes that the risk associated with using derivative financial instruments to mitigate interest rate risk sensitivity is minimal and should not have any material unintended impact on the financial condition or results of operations. In order to mitigate potential credit risk, from time to time United may require the counterparties to derivative contracts to pledge securities as collateral to cover the net exposure.

Liquidity Management

The objective of liquidity management is to ensure that sufficient funding is available, at reasonable cost, to meet the ongoing operational cash needs and to take advantage of revenue producing opportunities as they arise. While the desired level of liquidity will vary depending upon a variety of factors, it is the primary goal of United to maintain a sufficient level of liquidity in all expected economic environments. Liquidity is defined as the ability to convert assets into cash or cash equivalents without significant loss and to raise additional funds by increasing liabilities. Liquidity management involves maintaining United's ability to meet the daily cash flow requirements of the Banks' customers, both depositors and borrowers.

The primary objectives of asset/liability management are to provide for adequate liquidity in order to meet the needs of customers and to maintain an optimal balance between interest-sensitive assets and interest-sensitive liabilities, so that United can also meet the investment requirements of its shareholders as market interest rates change. Daily monitoring of the sources and uses of funds is necessary to maintain a position that meets both requirements.

The asset portion of the balance sheet provides liquidity primarily through loan principal repayments and the maturities and sales of securities. Mortgage loans held for sale totaled $18.5 million at March 31, 2006, and typically turn over every 45 days as the closed loans are sold to investors in the secondary market.

The liability section of the balance sheet provides liquidity through interest-bearing and noninterest-bearing deposit accounts. Federal funds purchased, FHLB advances and securities sold under agreements to repurchase are additional sources of liquidity and represent United's incremental borrowing capacity. These sources of liquidity are generally short-term in nature and are used as necessary to fund asset growth and meet other short-term liquidity needs.

United has available two lines of credit at its holding company with other financial institutions totaling $75 million. At March 31, 2006, United had no outstanding balances on these two lines of credit. United had sufficient qualifying collateral to increase FHLB advances by $527.8 million at March 31, 2006. United's internal policy limits brokered deposits to 25% of total non-brokered deposits. At March 31, 2006, United had the capacity to increase brokered deposits by $808.3 million and still remain within this limit.

As disclosed in United's consolidated statement of cash flows, net cash provided by operating activities was $26.2 million for the three months ended March 31, 2006. The major contributors in this category were net income of $16.0 million, depreciation, amortization and accretion of $4.1 million, provision for loan losses of $3.5 million, stock based compensation of $633,000 a decrease in mortgage loans held for sale of $3.9 million, a decrease in accrued expenses and other liabilities of $1.4 million, partially offset by an increase in other assets of $3.3 million. Net cash used by investing activities of $195.1 million consisted primarily of a net increase in loans totaling $189.2 million, purchases of premises and equipment of $9.6 million, and $29.3 million used to purchase investment securities, partially offset by proceeds from sales of securities of $7.6 million, maturities and calls of investment securities of $24.3 million, and sales of premises, equipment and other real estate of $953,000. Net cash provided by financing activities consisted primarily of a net increase in deposits of $270.8 million, a net increase in federal funds purchased, repurchase agreements, and other short-term borrowings of $44.5 million, partially offset by a net decrease in FHLB advances of $125.0 million, and cash dividends paid of $2.8 million, and proceeds from exercise of stock options and common stock issued for employee benefit plans of $1.5 million. In the opinion of management, the liquidity position at March 31, 2006 is sufficient to meet its expected cash flow requirements.

Capital Resources and Dividends

Shareholders' equity at March 31, 2006 was $485.4 million, an increase of $86.5 million, or 22% from March 31, 2005. Accumulated other comprehensive income (loss) is not included in the calculation of regulatory capital adequacy ratios. Excluding the change in the accumulated other comprehensive income (loss), shareholders' equity increased $93.9 million, or 23%, from March 31, 2005. Dividends of $3.2 million, or $.08 per share, were declared on common stock during the first quarter of 2006, an increase of 20% from the amount declared in the same period in 2005 due to a 14% increase in the dividend rate and an increase in the number of outstanding shares. The dividend payout ratio for the first quarter was 20% for 2006 and 2005. United has historically retained the majority of its earnings in order to provide a cost effective source of capital for continued growth and expansion. However, in recognition that cash dividends are an important component of shareholder value, United has instituted a dividend program that provides for increased cash dividends when earnings and capital levels permit.

United's Board of Directors has authorized the repurchase of United's outstanding common stock for the general corporate purposes. At March 31, 2006, 1,000,000 shares may be repurchased under the current authorization through December 31, 2007.

United's common stock trades on the Nasdaq National Market under the symbol "UCBI". Below is a quarterly schedule of high, low and closing stock prices and average daily volume for 2006 and 2005.

Table 10 - Stock Price Information

| | 2006 | | | | | 2005 | | | |
	High	Low	Close	Avg Volume		High	Low	Close	Avg Volume
First quarter	$ 29.64	$ 26.02	$ 28.15	59,252		$ 27.92	$ 23.02	$ 23.73	42,662
Second quarter						26.44	21.70	26.02	63,805
Third quarter						29.36	25.75	28.50	59,305
Fourth quarter						30.50	25.32	26.66	74,710

The following table presents the quarterly cash dividends declared in 2006 and 2005 and the respective payout ratios as a percentage of basic earnings per share, which excludes merger-related charges.

Table 11 - Dividend Payout Information

	2006		2005	
	Dividend	**Payout %**	**Dividend**	**Payout %**
First quarter	$ .08	20	$ .07	20
Second quarter			.07	19
Third quarter			.07	19
Fourth quarter			.07	18

The Board of Governors of the Federal Reserve System has issued guidelines for the implementation of risk-based capital requirements by U.S. banks and bank holding companies. These risk-based capital guidelines take into consideration risk factors, as defined by regulators, associated with various categories of assets, both on and off-balance sheet. Under the guidelines, capital strength is measured in two tiers that are used in conjunction with risk-adjusted assets to determine the risk based capital ratios. The guidelines require an 8% total risk-based capital ratio, of which 4% must be Tier I capital. To be considered well capitalized under the guidelines, a 10% total risk-based capital ratio is required, of which 6% must be Tier I capital.

The following table shows United's capital ratios, as calculated under regulatory guidelines, at March 31, 2006 and 2005.

Table 12 - Capital Ratios
(dollars in thousands)

	2006		2005	
	Actual Amount	**Regulatory Minimum**	**Actual Amount**	**Regulatory Minimum**
Tier I Leverage:				
Amount	$ 427,034	$ 175,415	$ 332,639	$ 151,510
Ratio	7.30%	3.00%	6.59%	3.00%
Tier I Risk-Based:				
Amount	$ 427,034	$ 192,230	$ 332,639	$ 160,618
Ratio	8.89%	4.00%	8.28%	4.00%
Total Risk-Based:				
Amount	$ 552,484	$ 384,459	$ 450,692	$ 321,237
Ratio	11.50%	8.00%	11.22%	8.00%

United's Tier I capital excludes other comprehensive income, and consists of stockholders' equity and qualifying capital securities less goodwill and deposit-based intangibles. Tier II capital components include supplemental capital items such as a qualifying allowance for loan losses and qualifying subordinated debt. Tier I capital plus Tier II capital components is referred to as Total Risk-Based capital.

A minimum leverage ratio is required in addition to the risk-based capital standards and is defined as Tier I capital divided by average assets adjusted for goodwill and deposit-based intangibles. Although a minimum leverage ratio of 3% is required for the highest-rated bank holding companies which are not undertaking significant expansion programs, the Federal Reserve Board requires a bank holding company to maintain a leverage ratio greater than 3% if it is experiencing or anticipating significant growth or is operating with less than well-diversified risks in the opinion of the Federal Reserve Board. The Federal Reserve Board uses the leverage and risk-based capital ratios to assess capital adequacy of banks and bank holding companies.

The capital ratios of United and the Banks currently exceed the minimum ratios as defined by federal regulators. United monitors these ratios to ensure that United and the Banks remain above regulatory minimum guidelines.

Impact of Inflation and Changing Prices

A bank's asset and liability structure is substantially different from that of an industrial firm in that primarily all assets and liabilities of a bank are monetary in nature with relatively little investment in fixed assets or inventories. Inflation has an important impact on the growth of total assets and the resulting need to increase equity capital at higher than normal rates in order to maintain an appropriate equity to assets ratio.

United's management believes the impact of inflation on financial results depends on United's ability to react to changes in interest rates and, by such reaction, reduce the inflationary impact on performance. United has an asset/liability management program to manage interest rate sensitivity. In addition, periodic reviews of banking services and products are conducted to adjust pricing in view of current and expected costs.

Item 3. Quantitative and Qualitative Disclosure About Market Risk

There have been no material changes in United's quantitative and qualitative disclosures about market risk as of March 31, 2006 from that presented in the Annual Report on Form 10-K for the year ended December 31, 2005. The interest rate sensitivity position at March 31, 2006 is included in management's discussion and analysis on page 19 of this report.

Item 4. Controls and Procedures

United's management, including the Chief Executive Officer and Chief Financial Officer, supervised and participated in an evaluation of the company's disclosure controls and procedures as of March 31, 2006. Based on, and as of the date of, that evaluation, United's Chief Executive Officer and Chief Financial Officer have concluded that the disclosure controls and procedures were effective in accumulating and communicating information to management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosures of that information under the Securities and Exchange Commission's rules and forms and that the disclosure controls and procedures are designed to ensure that the information required to be disclosed in reports that are filed or submitted by United under the Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms.

There were no significant changes in the internal controls or in other factors that could significantly affect these controls subsequent to the date of their evaluation.

Part II.   Other Information

Item 1.   Legal Proceedings

In the ordinary course of operations, United and the Banks are defendants in various legal proceedings. In the opinion of management, there is no pending or threatened proceeding in which an adverse decision could result in a material adverse change in the consolidated financial condition or results of operations of United.

Item 1A. Risk Factors

There have been no material changes from the risk factors previously disclosed in United's Form 10-K for the year ended December 31, 2005.

Item 2.   Unregistered Sales of Equity Securities and Use of Proceeds – None

Item 3.   Defaults upon Senior Securities – None

Item 4.   Submission of Matters to a Vote of Securities Holders – None

Item 5.   Other Information – None

Item 6.   Exhibits

3.1	Restated Articles of Incorporation of United Community Banks, Inc., (incorporated herein by reference to Exhibit 3.1 to United Community Banks, Inc.'s Quarterly Report on Form 10-Q for the quarter ended June 30, 2001, File No. 0-21656, filed with the Commission on August 14, 2001).
3.2	Amendment to the Restated Articles of Incorporation of United Community Banks, Inc. (incorporated herein by reference to Exhibit 3.3 to United Community Banks, Inc.'s Registration Statement on Form S-4, File No. 333-118893, filed with the Commission on September 9, 2004).
3.3	Amended and Restated Bylaws of United Community Banks, Inc., dated September 12, 1997 (incorporated herein by reference to Exhibit 3.1 to United Community Banks, Inc.'s Annual Report on Form 10-K, for the year ended December 31, 1997, File No. 0-21656, filed with the Commission on March 27, 1998).
4.1	See Exhibits 3.1, 3.2 and 3.3 for provisions of the Restated Articles of Incorporation, as amended, and Amended and Restated Bylaws, which define the rights of the Shareholders.
31.1	Certification by Jimmy C. Tallent, President and Chief Executive Officer of United Community Banks, Inc., as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2	Certification by Rex S. Schuette, Executive Vice President and Chief Financial Officer of United Community Banks, Inc., as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32	Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned thereunto duly authorized.

UNITED COMMUNITY BANKS, INC.

/s/ Jimmy C. Tallent
Jimmy C. Tallent
President and Chief Executive Officer
(Principal Executive Officer)

/s/ Rex S. Schuette
Rex S. Schuette
Executive Vice President and
Chief Financial Officer
(Principal Financial Officer)

/s/ Alan H. Kumler
Alan H. Kumler
Senior Vice President and Controller
(Principal Accounting Officer)

Date: May 8, 2006

Exhibit 31.1

I, Jimmy C. Tallent, President and Chief Executive Officer of United Community Banks, Inc. (the "registrant"), certify that:

1. I have reviewed this quarterly report on Form 10-Q, as amended, of the registrant;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a - 15(f) and 15d - 15(f)) for the registrant and have:

>   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

>   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

>   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

>   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors:

>   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

>   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

By: */s/ Jimmy C. Tallent*
Jimmy C. Tallent
President and Chief Executive Officer

Date: May 8, 2006

Exhibit 31.2

I, Rex S. Schuette, Executive Vice President and Chief Financial Officer of United Community Banks, Inc. (the "registrant"), certify that:

1. I have reviewed this quarterly report on Form 10-Q, as amended, of the registrant;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a - 15(f) and 15d - 15(f)) for the registrant and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors:

   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

By: */s/ Rex S. Schuette*
Rex S. Schuette
Executive Vice President and Chief Financial Officer

Date: May 8, 2006

Exhibit 32

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Quarterly Report of United Community Banks, Inc. ("United") on Form 10-Q for the period ending March 31, 2006 filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Jimmy C. Tallent, President and Chief Executive Officer of United, and I, Rex S. Schuette, Executive Vice President and Chief Financial Officer of United, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

    (1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

    (2) The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of United.

By: */s/ Jimmy C. Tallent*
     Jimmy C. Tallent
     President and Chief Executive Officer

By: */s/ Rex S. Schuette*
     Rex S. Schuette
     Executive Vice President and
     Chief Financial Officer

Date: May 8, 2006